                          MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                                 March 23, 2006
                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-8269

BY FACSIMILE ((202) 772-9210)
------------

Rebekah Toton, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      Sona Mobile Holdings Corp.
                           Registration Statement on Form SB-2
                           Filed December 19, 2005
                           File No. 333-130461

Dear Ms. Toton:

     The attachment to this letter contains the text of a Risk Factor that the company proposes to include in the Registration Statement that you requested. It also contains an insert that the company proposes to add at the end of the MD&A section outlining its position on this matter. I understand that the Staff has allowed this type of disclosure in the past in these restrictions.

         I would like to get your approval of these additional disclosure items before we refile.

                                                     Very truly yours,

                                                     /S/ JOEL J. GOLDSCHMIDT
                                                     Joel J. Goldschmidt

[Attachments]

RISK FACTOR

WE MAY HAVE NOT HAVE CONCLUDED A VALID PRIVATE PLACEMENT TRANSACTION WHEN WE
SOLD SECURITIES TO SHUFFLE MASTER AND IT MAY HAVE RESCISSION RIGHTS.

     In January 2006, while the registration statement (of which this prospectus is a part) was pending review by the Securities and Exchange Commission, we entered into a strategic alliance licensing and distribution agreement with
Shuffle Master, Inc. under which we agreed to develop certain wireless gaming technology for Shuffle Master. In connection with that agreement, we sold
2,307,693 shares of our Common Stock and warrants to purchase up to an additional 1,200,000 shares of our Common Stock to Shuffle Master, Inc. for $3.0 million. The proceeds from the sale of those securities were intended to provide us with the working capital we would need to fulfill our obligations under the agreement. Since we agreed to register the purchased shares and the shares underlying the warrants, we included them in the pending registration statement.

     We were subsequently informed by the staff of the Commission that, in their view, the transaction with Shuffle Master may not have constituted a valid private placement transaction. In their analysis, including the shares sold to
Shuffle Master and the shares underlying the warrant in the pending registration statement was an indication that the transaction with Shuffle Master had not concluded when we issued the securities and therefore it should be "integrated"
with the offering covered by the registration statement. Accordingly, we immediately removed all of those securities from the registration statement.
Notwithstanding that removal, if the transaction with Shuffle Master still did not constitute a valid private placement transaction, Shuffle Master may have rescission rights. If Shuffle Master asserted that right and prevailed, we may not have the resources to return the consideration and we might have to seek bankruptcy protection. In addition, if the Shuffle Master transaction is found to have violated the Securities Act, we, and possibly some of our officers, may also be subject to civil penalties. We believe that the Shuffle Master transaction was a valid private placement transaction for a variety of reasons and we would vigorously contest any claim to the contrary. See "Management's
Discussion and Analysis or Plan of Operation."

MD&A

SHARES OF OUR COMMON STOCK AND WARRANTS SOLD TO SHUFFLE MASTER MAY HAVE BEEN
OFFERED AND SOLD IN VIOLATION OF THE SECURITIES ACT.

     In January 2006, while the registration statement (of which this prospectus is a part) was pending review by the Securities and Exchange Commission, we entered into a strategic alliance licensing and distribution agreement with
Shuffle Master under which we agreed to develop certain wireless gaming technology for Shuffle Master. In connection with that agreement, we sold
2,307,693 shares of our common stock and warrants to purchase up to an additional 1,200,000 shares of our common stock to Shuffle Master, Inc. for $3.0 million. The proceeds from the sale of those securities were intended to provide us

with the working capital we would need to fulfill our obligations under the agreement. Since we agreed to register the purchased shares and the shares underlying the warrants, we included them in the pending registration statement.
We were subsequently informed by the staff of the Commission that, in their view, the transaction with Shuffle Master may not have constituted a valid private placement transaction. In their analysis, including the shares sold to
Shuffle Master and the shares underlying the warrant in the pending registration statement was an indication that the transaction with Shuffle Master had not concluded when we issued the securities and therefore it should be "integrated"
with the offering covered by the registration statement. Accordingly, we immediately removed all of those securities from the registration statement.

     Notwithstanding that removal, if the Commission's view is ultimately upheld, we may have to offer Shuffle Master the right to rescind the transaction. In addition, if the Shuffle Master transaction is found to have violated the Securities Act, we, and possibly some of our officers, may also be subject to penalties. However, we believe the sale of securities to Shuffle
Master was a valid private placement transaction under Sections 4(2) and 4(6) of the Securities Act. Our belief is based on a variety of factors, including the following:

     o    Shuffle Master is a sophisticated accredited investor that paid for and took possession of legended securities;

     o    the negotiation of the strategic alliance agreement, including the sale of shares of our Common Stock to Shuffle Master, began before the registration statement was filed;

     o    the sale of the shares and the issuance and issuance of the warrant were effected in connection with the strategic alliance agreement and the proceeds of the sale were intended to assist us in our development of the technology we agreed to develop for Shuffle Master in accordance with that agreement;

     o    although we agreed to register the shares sold to Shuffle Master and the shares underlying the warrant we issued to Shuffle Master, we did not specifically agree to include those securities in the registration statement;

     o    we have not been soliciting or marketing any of the securities covered by the registration statement;

     o    the shares sold to Shuffle Master and those underlying the warrant were removed from the registration statement.

     Since we believe that transaction with Shuffle Master was a valid private placement and since we will vigorously contest any claim to the contrary, we have determined that we do not need to create a reserve on our balance sheet for any liability we may incur in connection with that transaction.